東京青山・青木・狛法律事務所

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[redacted]

May 1, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of Report of Non-operating Expenses and Revision of Earnings Forecasts for Fiscal Year ended March 31, 2008 dated April 30, 2008

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

RECEIVED
2008 MAY -7 P 1:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 30, 2008

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No.: 9997 1st Section of the Tokyo Stock Exchange

Notice of Report of Non-operating Expenses and Revision of Earnings Forecasts for Fiscal Year ended March 31, 2008

Notice is hereby given that the Company today announced a revision of its earnings forecasts for Fiscal Year ended March 31, 2008, which was previously announced on October 31, 2007 ("previous forecast"), as described below.

Description

1. Revision of Earnings Forecast for Fiscal Year 2008 (from April 1st, 2007 to March 31st, 2008)

(1) Consolidated

(unit: million yen)

	Net sales	Operating income	Recurring income	Net income	Net income per share
Previous forecast (A)	130,000	11,000	11,070	6,180	117.74 yen
Revised forecast (B)	125,200	10,200	7,100	3,300	63.53 yen
Change (B-A)	-4,800	-800	-3,970	-2,880	-54.21 yen
Percentage change	-3.7%	-7.3%	-35.9%	-46.6%	-46.0%
[For Reference] Result of Fiscal Year ended Mar. 31, 2007	129,912	12,122	12,622	7,141	134.88 yen

(2) Non-consolidated

(unit: million yen)

	Net sales	Operating income	Recurring income	Net income	Net income per share
Previous forecast (A)	99,000	3,330	3,730	1,810	34.48 yen
Revised forecast (B)	98,200	4,000	1,600	150	2.88 yen
Change (B-A)	-800	670	-2,130	-1,660	-31.60 yen
Percentage change	-0.8%	20.1%	-57.1%	-91.7%	-91.6%
[For Reference] Result of Fiscal Year ended Mar. 31, 2007	106,185	5,803	6,366	3,719	70.25 yen

2. Reasons for the Report and Revision

[Non-consolidated]

Net sales and operating income have almost reached the previous forecasts. However, the Company has reported 2,019 million yen for unrealized loss on derivative transactions as non-operating expenses because of the sharp yen's rise from January, and also 935 million yen for devaluation of investment securities as extraordinary losses. As such, its recurring income and net income are likely to lower the previous forecasts.

[Consolidated]

Net sales and operating income would lower the previous forecasts because of the delay of assets sales by a subsidiary, El Dorado Co., Ltd., for which its clients could not raise the finance required until March. Also, its recurring income and net income are likely to lower the previous forecasts. It has reported 578 million yen for exchange losses by Bell-net Credit Co., Ltd., because of the sharp yen's rise, in addition to the two losses above.

(Note) The forecasts above are prepared on the basis of data as of April 30, 2008, and may be subject to change.

- END -

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